Certificate of Amendment to Articles of Incorporation
                    For Profit Nevada Corporations
     (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.  Name of corporation:  Luminart Corp.

2.  The articles have been amended as follows:

The aggregate number of common shares which this corporation shall have the authority to issue shall be one hundred million
(100,000,000) shares of a par value of 1 mill ($0.001) per share, or $100,000.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:

COMMON SHARES ISSUED AND OUTSTANDING:           16,315,880

COMMON SHARES VOTING IN FAVOR:                  11,583,763

COMMON SHARES VOTING AGAINST:                            0

                              /s/  Wm. Michael Reynolds
                              Wm. Michael Reynolds
                              President/Director


                              /s/  Ronnie Case
                              Ronnie Case, Secretary/Treasurer

State of California    )
                       )   ss.
County of Ventura      )


On July 8, 1999, personally appeared before Wm. Michael Reynolds and Ronnie Case, personally known to me or provided to me on the basis of satisfactory evidence to the persons whose names are signed on the preceding document, and acknowledged to me that they signed it voluntarily for its stated purpose.

/s/
Notary Public